SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Vertro, Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

92535G204
(CUSIP Number)

Fertilemind Management, LLC
405 Lexington Avenue, 26th Floor
New York, New York 10174
Attention: Aram Fuchs
Telephone: (212) 829-4377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  92535G204

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fertilemind Capital Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 514,355
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 514,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,355

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14	TYPE OF REPORTING PERSON

PN

Page 2 of 8 Pages

CUSIP No.:  92535G204

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fertilemind Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 514,355
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 514,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,355

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 8 Pages

CUSIP No.:  92535G204

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Aram Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 514,355
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 514,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,355

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14	TYPE OF REPORTING PERSON

IN, HC

Page 4 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of common stock, par value $0.005 per share (the “Common Stock”), of Vertro, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 2 amends Items 4 and 7 of Amendment No. 1 to the amended Schedule 13D previously filed on October 20, 2011.  This Amendment No. 2 represents beneficial ownership as of October 20, 2011.

ITEM 3.  Source of Funds.

The funds used to acquire the securities described in Item 5 of this Amendment No. 1 were from working capital of the Fund, and the amount of funds totaled in the aggregate, exclusive of commissions, $183,353.96.

ITEM 4.  Purpose of Transaction.

On November 10, 2011, FML commenced a class action on behalf of all public shareholders of Vertro to enjoin the consummation of a proposed stock-for-stock merger of Vertro with Inuvo, Inc. in the Court of Chancery of the State of Delaware.  The complaint alleges, inter alia, breaches of fiduciary duties by the Directors of Vertro in approving the merger.  A copy of the amended class action complaint filed December 1, 2011 is attached hereto as Exhibit A.

ITEM 5.  Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own the 514,355 shares of Common Stock held by the Fund representing 7.2% of all of the outstanding shares of Common Stock.

The percentage set forth in this response is based on the 7,154,941 shares of Common Stock outstanding as of October 14, 2011, as reported by the Issuer in its Current Report on Form 8-K filed on October 17, 2011.

(b)	The Fund, FML and Mr. Fuchs have shared power to vote or direct the vote of the 514,355 shares of Common Stock held by the Fund.

The Fund, FML and Mr. Fuchs have shared power to dispose or direct the disposition of the 514,355 shares of Common Stock held by the Fund.

(c)
The transactions effected by the Reporting Persons since the date of the most recent filing of Schedule 13D are set forth below.  Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since the date of the most recent filing of Schedule 13D.

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
9/22/11	Common	25,000	$1.78
10/13/11	Common	86,800	$1.5997

The above transactions were effected on the open market.

(d)	Not applicable.

(e)	Not applicable.

Page 5 of 8 Pages

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A	Amended Class Action Complaint dated December 1, 2011

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  December 9, 2011

Fertilemind Capital Fund I, L.P.
Fertilemind Management, LLC
Aram Fuchs

By:	/s/ Aram Fuchs
Aram Fuchs, for himself and as managing member of Fertilemind Management, LLC (for itself and as managing general partner of Fertilemind Capital Fund I, L.P.)

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit A	Amended Class Action Complaint dated December 1, 2011

Page 8 of 8 Pages

EXHIBIT A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE VERTRO, INC. SHAREHOLDERS LITIGATION	CONSOLIDATED C.A. No. 7010-VCP

AMENDED CLASS ACTION COMPLAINT

Plaintiffs Fertilemind Capital Fund I (“Fertilemind”), an institutional investor based in New York that owns 514,355 shares of Vertro, Inc. (“Vertro” or the “Company”), and Globis Capital Partners LP (“Globis”), an institutional investor based in New York that owns 74,799 Vertro shares, collectively owning 7.9% of Vertro’s outstanding shares, by their attorneys, allege upon information and belief, except for their own acts, which are alleged upon knowledge, as follows:

NATURE OF THE ACTION

1.           Plaintiffs bring this class action on behalf of all public shareholders of Vertro to enjoin the consummation of a proposed stock-for-stock merger (the “Proposed Merger”) of Vertro with Inuvo, Inc. (“Inuvo”), a failing internet company plagued with liquidity problems and little growth potential.

2.           The Merger Agreement, announced on October 17, 2011, provides that each share of Vertro common stock will be exchanged for 1.546 shares of Inuvo common stock. Based upon Inuvo’s closing price of $1.75 per share on the last trading day prior to the Proposed Merger announcement, Vertro represented that the Proposed Merger would provide value of $2.70 per share to Vertro shareholders. This representation is materially misleading.

3.           The announcement of the Proposed Merger has sent Vertro stock into a tailspin, evidencing the market’s disapproval of the terms of the Proposed Merger, and its negative assessment of Inuvo as Vertro’s merger partner. On November 29, 2011, Vertro’s stock closed at $1.35. Vertro’s stock had traded in the $4.00 to $6.00 range only a few months earlier, during 1Q and 2Q 2011.

4.           In breach of its fiduciary duties, the Board rejected a higher offer for Vertro from at least one other potential acquiror. Unlike Inuvo, apparently those others were unwilling to agree to retain Vertro’s senior management and Board on the terms demanded.

5.           Inuvo’s weakened financial condition is evidenced by the following factors:

•	Inuvo has sustained losses in five of the past six years, generating an accumulated deficit of approximately $110 million.

•	Inuvo’s deteriorating financial results resulted in a liquidity crisis during 2011.

•	Inuvo has delayed making payments to its distribution and ad vendors, which could result in termination of these critical business relationships.

•	Inuvo’s directors, executive officers, and senior management were required to defer cash compensation since 1Q 2011.

•	Inuvo was required in September 2011 to reduce the size of its full-time and part-time employee staff in order to preserve cash.

•
Inuvo is also in danger of being delisted from the NYSE Amex for failure to maintain that exchange’s listing standards; and, as of May 2011, it was in violation of financial covenants with its lender that could only be cured by modifying its financing agreement with the bank, secured by a $1.0 million back-up letter of credit personally provided by a member of Inuvo’s board of directors.

6.           Underlying Inuvo’s declining revenues and illiquidity is the poor performance of its largest single customer, Yahoo!, which accounted for 80% of Inuvo’s 2010 net revenues and 86% of its 2011 net revenues through September 30, 2011. Inuvo’s business has suffered because of Yahoo!’s difficulties in integrating its search platform with Microsoft’s Bing platform, in a failing effort to compete with industry leader Google. These integration problems have caused not only reduced search traffic purchased through the Yahoo!-Bing platform, but also have produced lower revenues per click received from use of that joint platform. Inuvo’s business therefore continues to steadily deteriorate, whereas Vertro, which is partnered with Google, is poised for growth in 2012 and beyond.

7.           Inuvo’s relationship with Yahoo! is also uncertain at best. As publicly reported beginning in mid-October 2011, Yahoo! is being shopped and a group of investors that includes private equity firm Silver Lake Partners, is considering making a joint proposal to purchase Yahoo!. A potential change in the senior management of Inuvo’s largest customer raises serious questions about whether Inuvo’s contracts with Yahoo! will be renewed upon expiration, and if so, whether the terms will be as favorable.

8.           Given Inuvo’s worsening financial condition, its questionable prospects, and its poor history at integrating acquired businesses, it was inevitable that the price of Inuvo stock would collapse immediately after the Proposed Merger was announced. In fact, since the announcement of the Proposed Merger on October 17, 2011, Inuvo’s common stock has plummeted by 41% to $1.03 as of November 29, 2011.

9.           The Proposed Merger serves only to provide a lifeline to Inuvo at the expense of Vertro shareholders. By contrast, members of Vertro’s senior management and Board will enjoy lucrative compensation and fees as executive officers and directors of Inuvo following the Proposed Merger. Moreover, Vertro’s executive officers and directors will also receive substantial personal financial benefits through accelerated vesting of stock options and restricted stock, and change-of-control bonuses, payable in stock, which will significantly dilute the public shareholders’ equity. By virtue of the Proposed Merger, Vertro’s executive officers and directors stand to increase their ownership from approximately 6.2% to approximately 16%.

10.         Given the egregious conduct described herein, no director of Vertro, in the exercise of reasonable business judgment, could have approved the Merger Agreement. By recommending the Proposed Merger, the Board has breached its fiduciary duties of loyalty and care to Vertro’s public shareholders.

11.         In an effort to induce Vertro shareholders to approve the Proposed Merger, Inuvo and Vertro misstated and omitted from the Joint Preliminary Proxy Statement (the “PPS”) filed with the SEC on November 14, 2011, material facts concerning the sales process and the relative values of Vertro and Inuvo, without which Vertro shareholders cannot make an informed decision whether to vote to approve the Proposed Merger. Such material omissions and misstatements are summarized in 66-95, infra.

12.         The Board of Directors of Vertro has also breached its fiduciary duties to Vertro shareholders by, inter alia:

(a)          approving deal protection devices, such as an excessive $500,000 termination fee of almost 4%, based upon the current value of the Proposed Merger consideration; a “no solicitation” provision; and a “matching right” provision, all of which, in the aggregate, will unfairly inhibit or preclude any competing bid;

(b)          approving the woefully inadequate Proposed Merger consideration to be paid by Inuvo to Vertro shareholders;

(c)           rejecting at least one bidder who offered higher value than Inuvo because it did not intend to retain Vertro’s senior management in the combined company;

(d)          declining to solicit indications of interest from at least two well-known potential acquirors;

(e)          authorizing change-of-control payments to some members of management and the Board of Directors, who will retain their lucrative compensation and fees, as well as the acceleration of the vesting of their options and restricted stock; and

(f)           diluting the ownership of Vertro shareholders in favor of the Company’s executive officers and directors.

PARTIES

13.         Plaintiffs have been the owners of common stock of Vertro since prior to the announcement of the Proposed Merger, and continuously to date.

14.         Vertro is a corporation organized under Delaware law that maintains its principal offices at 143 Varick Street, New York, NY 10013. Vertro is, and at all relevant times hereto was, listed and traded on the NASDAQ stock exchange under the symbol “VTRO”. Vertro is a software and technology company that owns and operates the ALOT product portfolio. Through ALOT, consumers can discover “apps” which they can display through three specific products: ALOT Appbar; ALOT Toolbar; and ALOT Home. These apps are developed in-house and by third party app developers and are designed to enhance the way people interact with content online. ALOT has millions of users across its product portfolio. Together, these users conduct high-volumes of type-in search queries, which are monetized through third-party search and content agreements.

15.         Defendant Peter A. Corrao (“Carrao”) has served as Chief Executive Officer (“CEO”) of the Company since April, 2006, as President since August, 2008 and as a director since August, 2006. Completion of the Proposed Merger will trigger a “change in control,” entitling Corrao to a “bonus” of $320,000 (payable in stock), notwithstanding that he will continue his lucrative employment as President and CEO of the combined company and will be appointed to Inuvo’s board of directors. Moreover, his stock options and shares of restricted stock will vest upon the completion of the Proposed Merger.

16.         Defendant Adele Goldberg (“Goldberg”) has served as a Vertro director since August 2006. Goldberg also serves on the Nominating and Corporate Governance Committee and the Compensation Committee. Following the Proposed Merger, Goldberg will be appointed to the board of directors of Inuvo.

17.         Defendant Joseph P. Durrett (“Durrett”) has served as a Vertro director since August, 2006. Durrett also serves on the Audit Committee. Following the Proposed Merger, Durrett will be appointed to the board of directors of Inuvo.

18.         Defendant Larry Weber (“Weber”) has served as Chairman of Vertro’s Board of Directors since April 2006 and as a director since June 2005. Weber also chairs the Company’s Nominating and Corporate Governance Committee.

19.         Defendant Gerald W. Hepp (“Hepp”) has served as Vice Chairman of Vertro’s Board of Directors since August 2006 and as a director since December 2004. Hepp also chairs the Audit Committee and serves on the Compensation Committee and Nominating and Corporate Governance Committee.

20.         Defendants Lee S. Simonson (“Simonson”) has served as a Vertro director since December 2003. Simonson also chairs the Compensation Committee and serves on the Audit Committee.

21.         The “Individual Defendants” (named herein in paragraphs 15-20), as officers and/or directors of the Company, stand in a fiduciary relationship to Plaintiffs and the Company’s other public stockholders and owe them the highest fiduciary obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

22.         Defendant Inuvo is a corporation organized and existing under Nevada law that maintains its principal offices at 15550 Lightwave Drive, Suite 300, Clearwater, Florida. Inuvo is, and at all relevant times hereto was, listed and traded on the NYSE Amex stock exchange under the symbol “INUV.” Inuvo helps advertisers drive targeted transactions and acquire customers either on a pay-per-click, pay-per-lead or pay-per-sale basis through its Inuvo platform technology. Inuvo also develops and manages websites that generate revenues from the sale of products, leads, and/or advertising.

23.         Defendant Anhinga Merger Subsidiary, Inc. (“Anhinga”) is a Delaware corporation and is a wholly owned subsidiary of Inuvo. Anhinga was formed for the purpose of facilitating the Proposed Merger.

SUBSTANTIVE ALLEGATIONS

The Proposed Merger

24.         On October 17, 2011, the Company announced that it had entered into the Merger Agreement. Upon closing of the Proposed Merger, each share of Vertro will be exchanged for 1.546 shares of Inuvo common stock and Vertro will become a wholly-owned subsidiary of lnuvo.

25.         Defendants claimed that based on the $1.75 closing price of Inuvo common stock on October 14, 2011, the last trading day following the announcement of the Proposed Merger, the value of the Proposed Merger consideration for Ventro shareholders is $2.70 per Vertro share.

26.         Following the Proposed Merger, Vertro CEO Corrao and General Counsel Pisaris will retain their executive positions with Inuvo, while Inuvo’s current President and CEO, Richard K. Howe (“Howe”) will serve in the newly formed position of Executive Chairman.

27.         In addition, Inuvo will increase the number of seats of its Board of Directors from six to seven. Three Vertro directors – defendants Corrao, Goldberg, and Durrett – will be nominated to serve as Inuvo Directors, together with three Inuvo directors and a newly nominated director.

28.         The Proposed Merger is subject to shareholder approval and is expected to close in the fourth quarter of 2011 or the first quarter of 2012.

The Proposed Merger Undervalues the Company

29.         Vertro’s business has grown in a difficult economic climate and has bright prospects. For the fiscal year ended December 31, 2010, the Company reported $35.6 million in revenues, a 30% increase from 2009 revenues of $27.6 million. Vertro also reported $1.9 million in income from continuing operations for 2010, as compared to a $7.7 million loss for 2009.

30.         The Company’s stock price traded as high as $5.98 in the first quarter of 2011 and as high as $4.15 in the second quarter of 2011.

31.         However, as a result of changes in the Company’s Search Engine Results Pages (“SERP”) required by Google, its largest advertising partner, the Company suffered a temporary downturn in 2Q and 3Q 2011. Vertro’s revenues of $22.2 million for the nine months ended September 30, 2011 were down $4.1 million from $26.3 million reported for the prior nine-month period in 2010. Vertro’s stock price likewise declined to below $2.00 per share.

32.         Vertro quickly responded with an aggressive growth strategy to expand its business and shore up its balance sheet. For example, the Company introduced the ALOT Appbar in Brazil and the United Kingdom, France, Spain, Mexico, and other key markets, and increased its credit facility to $8 million from $5 million. In its November 9, 2011 release announcing 3Q 2011 financial results, Vertro identified several positive factors during the third quarter that strengthened the Company’s business and financial health, including (1) attrition rates improved across key markets, on a worldwide basis, due to better targeting as well as product enhancements; (2) average daily revenue reached its bottom in Q3 2011, and current rates are 20% above that low point; and (3) the introduction of a new Homepage resulted in significant improvements in revenue per install, with increases in revenue achieving average rates above 30%.

33.         Defendant Corrao reported in the November 9 release that “we have met the challenges presented during Q2 and Q3 regarding the SERP change with an aggressive strategy to overcome it. We are expecting a return to growth in Q4.”

34.         The Proposed Merger consideration, even when valued at the illusory $2.70 per share, is woefully inadequate in light of Vertro’s future prospects. The Company’s stock price has been temporarily depressed from the $4.00-$6.00 range at which it traded in 1Q and 2Q 2011. Defendants have taken advantage of a temporary decline in the Company’s stock price by more than 70% since early 2011, entering into a transaction which will dilute the ownership of Vertro shareholders while increasing the Company’s senior executives’ and directors’ equity stake from approximately 6% to approximately 16% by virtue of the accelerated vesting of stock options and restricted stock, and the change-of-control payments.

35.         The announcement of the Proposed Merger resulted in a sharp decline in Vertro’s stock price, evidencing the market’s disapproval of Vertro’s valuation, and of Inuvo as a merger partner. As of November 29, 2011, Vertro stock closed at $1.35, more than 16% below the Company’s $1.61 stock price as a stand-alone company on October 14, 2011, the last trading day before the announcement of the Proposed Merger.

36.         The Proposed Merger is well below the value that Vertro shareholders would receive if the Company were liquidated. In this regard, on October 20, 2011, Plaintiff Fertilemind, Fertilemind Management, LLC and Aram Fuchs (collectively “The Fund”), filed a Schedule 13-D with the SEC. The Fund beneficially owns 7.2% of the outstanding shares of common stock of Vertro.

37.         In a letter dated October 20, 2011, addressed to Defendant Weber and attached to the Schedule 13D, The Fund takes issue with the value of the Proposed Merger consideration. Specifically, The Fund draws attention to the revenue stream available as a result of the Company’s toolbar business and the value shareholders would receive if Vertro were liquidated.

38.         The Fund, relying upon public statements of Vertro, calculated the per-share liquidation value of the Company’s shares at between $3.38 and $4.39 per share – which is 2.3 to 2.9 times the current value of the Proposed Merger consideration.

Gross Profit, June Quarter – $7.07 Million

Quarter	30% Attrition	25% Attrition	20% Attrition
1	$7.07M	$7.07M	$7.07M
2	$4.95M	$5.30M	$5.66M
3	$3.46M	$3.98M	$4.52M
4	$2.43M	$2.98M	$3.62M
5	$1.70M	$2.24M	$2.90M
6	$1.19M	$1.68M	$2.32M
7	$0.83M	$1.26M	$1.85M
8	$0.58M	$0.94M	$1.48M
Total	$22.21M	$25.45M	$29.42M

Excess Cash	$2.00M	$2.00M	$2.00M

Liquidation Value	$24.21M	$27.45M	$31.42M
Shares Outstanding	7.155M	7.155M	7.155M

Price per Share	$3.38	$3.84	$4.39

39.         In contrast, Inuvo’s stock price would have to more than double from its November 29, 2011 trading price to provide comparable value to the low end of the range of liquidation value.

40.         Vertro is valued in the Proposed Merger at a multiple of two times adjusted EBITDA, far less than the multiples paid by acquirors of comparable Internet companies.

41.         The value of the Proposed Merger consideration is also below the low end of the value ranges for Vertro common stock, as determined by the Company’s financial advisor, America’s Growth Capital (“AGC”), under several different methodologies.

The Proposed Merger Overvalues Inuvo

42.         The exchange ratio Vertro shareholders are to receive – 1.546 shares of Inuvo common stock for each share of Vertro common stock – is patently unfair to Vertro shareholders because Inuvo stock has been grossly overvalued.

43.         The immediately adverse market reaction following the October 17, 2011 announcement of the Proposed Merger evidences the market’s negative assessment of Inuvo’s value and its ability to integrate Vertro’s operations. As illustrated by the following chart, the value of Inuvo stock has dropped precipitously from an opening value of $1.76 on October 17, 2011 to a closing value of $1.03 on November 29, 2011, with lows dipping to $0.99. This sharp stock decline has not only wiped out most of the potential premium over market price the Vertro shareholders were to receive in the Proposed Merger, but the Merger consideration is also below the price of Vertro stock on October 14, 2011, the last trading day before the Proposed Merger was announced.

44.         The steep drop in Inuvo’s market price also reflects Inuvo’s deteriorating financial condition. As of September 30, 2011, Inuvo has accumulated a deficit of approximately $110 million. Inuvo reported losses from continuing operations for both 2009 ($5.1 million) and 2010 ($4.6 million), and this negative trend has continued in 2011. For the nine months ended September 30, 2011, revenues declined 16.5%, from approximately $35 million to approximately $29 million in the same period of 2010. Inuvo’s losses from continuing operations for this period also increased by 41%, from a loss of $3.4 million to $4.8 million. It is also highly likely that Inuvo will require a capital infusion in the future to support its liquidity, which will further dilute shareholder value.

45.         Inuvo is in danger of being delisted by the AMEX exchange. In May 2011, Inuvo was notified that as a result of shareholder equity falling below $4 million and having posted losses in three out of four of its most recent fiscal years Inuvo was below the minimum standards required for listing on the AMEX exchange. While Inuvo has until December 8, 2012 to regain compliance with the AMEX exchange standards, it concedes that one element of its compliance plan has failed, namely, the launch of Kidzadzu, an e-commerce site for children’s products.

46.         Inuvo was also in violation of its financial covenants during the second and third quarters of 2011. As reported in Inuvo’s Form 10-Q for the period ended June 30, 2011, as of June 30, Inuvo was not in compliance with a financing agreement for an $8.0 million revolving line of credit with Bridge Bank, N.A. which requires that Inuvo maintain an operating profit of at least $100,000. Inuvo was therefore required to receive monthly waivers from Bridge Bank for its non-compliance in the months ending June 30, July 31, and August 31, 2011.

47.         In June 2011, as part of Inuvo’s efforts to cure its default, Bridge Bank agreed to convert $1.0 million of the credit facility into an obligation that matured eight months later. However, in order to secure the financing, Charles D. Morgan, a member of Inuvo’s board of directors, was required to provide a $1.0 million backup letter of credit to Bridge Bank.

48.         Inuvo suffered from a liquidity crisis during 2011. As acknowledged in its recent Form 10-Q for 3Q 2011, Inuvo has “delayed payments to publishers and vendors.” Inuvo concedes that “[e]xtending these payments may affect the decisions of publishers and vendors to do business with Inuvo.”

49.         In order to preserve its liquidity, Inuvo’s directors, executive officers, and certain senior managers have agreed to defer cash compensation and/or accept stock in lieu of a cash payment.

50.         In September 2011, Inuvo eliminated 16 full-time and six part-time positions.

51.         Furthermore, although buried at page 144 in the PPS, Inuvo’s financial problems are attributable to problems incurred by Yahoo!, Inuvo’s largest customer, in combining its search operation with Microsoft’s Bing. As explained by Inuvo in its 3Q 2011 Form 10-Q,

[O]ur liquidity has been negatively affected beginning in the fourth quarter of 2010, as a result of reduction in search marketing revenue resulting from the migration to the Yahoo!-Bing platform. The integration of these two platforms caused both an unexpected disruption in search traffic purchased through the Yahoo!-Bing platform and lower revenue-per-click received from the Yahoo!-Bing platform. We have made adjustments to adapt to this new marketplace, but we continue to experience decreases in revenue from this business and we expect that the volatility may continue in the future.

(Emphasis added.)

52.         Inuvo has touted among the benefits of the Proposed Merger the increased operating efficiencies and other long-term economic benefits resulting from the combined synergies of Inuvo and Vertro. However, there are substantial risks to the achievement of those synergies, given that it is unlikely that search costs will decline as Vertro and Inuvo operate two separate platforms with two separate ad feeds. Further, while the Company claims in the PPS, and Defendant Corrao has confirmed in the Company’s conference call announcing the Proposed Merger, that the Merger will produce $2.4 million in expected annual savings, mainly through eliminating public company costs, it is likely that the future savings will be much lower given that the combined company is adding an Executive Chairman position and expanding the Board. Indeed, Inuvo CEO Howe, who is assuming this position, received $325,883 in cash compensation for 2010.

A Majority of the Board Was Not Disinterested or Independent

53.         The Merger Agreement was not approved by a majority of disinterested and independent Vertro directors. CEO Corrao has a financial interest in the Proposed Merger by virtue of his receipt of continuing employment-related compensation under his new employment agreement, and the accelerated vesting of his options and restricted stock and change-in-control payments.

54.         Defendants Goldberg and Durrett also had a financial interest in the Proposed Merger by virtue of continuing service as Inuvo directors after the Proposed Merger is completed, and the accelerated vesting of their restricted stock.

55.         Moreover, the Individual Defendants’ approval of the Proposed Merger on its face is so egregiously contrary to the interests of Vertro stockholders that it could not have been based upon the exercise of business judgment. The Board’s approval of a transaction that will provide unique financial benefits to the CEO and General Counsel, while significantly diluting the public stockholders’ ownership, aligns the Board with the interests of senior management, in opposition to the interests of Vertro’s public shareholders, to whom the Board owes fiduciary duties.

56.         Given Inuvo’s precarious financial condition, the market’s serious doubts about Inuvo’s ability to absorb the costs to integrate Vertro’s operations, and the expected dilution of 12 million shares to be paid to Vertro stockholders in the Proposed Merger, it is shocking that the Board has failed to negotiate a collar to protect the value of the already inadequate Proposed Merger price in the event that Inuvo’s stock declined following the Merger announcement.

The Individual Defendants Unreasonably and Disloyally Favored a Transaction with Inuvo

57.         Corrao and the Board skewed the negotiation process during the sale of the Company to favor Inuvo, to the detriment of all other interested parties, and in particular Party A. As reported in the PPS, Party A made proposals to Vertro for as high as $50 million. Its most recent offer of $14.2 million is higher than the current value of the Proposed Merger.

58.         For example, during the September 14, 2011 Board meeting in which Party A’s letter of intent dated September 9, 2011 to purchase Vertro for $14.2 million was reviewed, the PPS reports that “concerns over the ability of a principal of Party A to enter the United States” was discussed. However, the PPS fails to disclose why the Board had this concern and more importantly, in what manner the ability (or inability) of a principal of Party A to enter the United States would adversely affect Vertro shareholders in a sale of the Company to Party A.

59.         The Board favored a transaction with Inuvo in which certain members of senior management will receive personal financial benefits which are not available to the public shareholders of Vertro. First, certain directors and members of senior management, including Corrao, have entered into Employment Agreements with Inuvo pursuant to which they will receive lucrative benefits in the combined company following the completion of the Proposed Merger. Second, all of the unvested stock options and restrictive stock held by the directors and senior management will immediately vest upon completion of the Proposed Merger, and management would receive “change of control” payments. In contrast, the public stockholders will receive an unfairly low price that does not reflect the intrinsic value of Vertro’s business assets and operations.

60.         The compensation executive officers and directors will receive pursuant to the Merger Agreement is as follows:

Compensation of Vertro Officers and Directors
(all amounts in stock awards)

Name	Unvested Options	Unvested Restricted Stock Units1	2011 Bonus2	Total
Peter A. Corrao	50,000	152,000	198,758	400,758
John B. Pisaris	N/A	49,784	104,037	153,821
Joseph P. Durrett	N/A	12,500	N/A	12,500
Dr. Adele Goldberg	N/A	12,500	N/A	12,500
Gerald W. Hepp	N/A	12,500	N/A	12,500
Lee S. Simonson	N/A	12,500	N/A	12,500
Lawrence Weber	N/A	12,500	N/A	12,500
Robert D. Roe	7,100	49,893	89,416	146,409
James Gallagher	N/A	40,000	68,323	108,323
TOTAL	57,100	354,177	460,534	871,811

The Merger Agreement Unfairly Deters Competitive Offers

61.         The Board agreed to certain onerous and preclusive deal protection devices in the Merger Agreement that operate collectively to ensure that no competing offers will emerge for the Company.

62.         First, the Merger Agreement includes a $500,000 termination fee that approaches 4% of the current value of the Merger consideration. The termination fee is triggered not only in the event that a superior offer emerges, but also if Vertro’s shareholders vote against the Proposed Merger.

1 The Restricted Stock Awards for the Directors of Vertro are based on the annual Restricted Stock Unit grant of 10,000 shares to the Directors of Vertro.

2 Under the terms of the Proposed Merger and the Vertro 2011 Bonus Program, a change in control such as the Proposed Merger automatically satisfies all conditions for the payment of each executive’s target bonus. The values in this column represent the target bonuses of Messrs. Corrao, Pisaris, Roe, and Gallagher, respectively. For purposes of the Proposed Merger, the recipients of a Vertro 2011 Bonus Award will be paid in Vertro common stock immediately prior to the merger in lieu of cash.

63.         Second, § 5.3 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from initiating, soliciting or taking any other action designed to result in the making, submission or announcement of, any proposal or offer that attempts to procure a price in excess of the Proposed Merger. This provision effectively eliminates meaningful discussions with other potential suitors which could lead to a higher offer.

64.         Moreover, pursuant to § 5.3(d) of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Inuvo of the bidder’s offer and grant Inuvo five business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a “superior proposal” (as defined in the Merger Agreement). Inuvo is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring or “cooling” an alternative offer from coming forward.

65.         The Defendants’ agreement to the deal protection devices that foreclose the possibility of an auction is all the more egregious given that the Company had received two proposals from a potential acquirer (identified in the PPS as Party A) at a higher price than the current value of the Proposed Merger.

The Materially Misleading and Incomplete S-4 PPS Statement

66.         The PPS filed with the SEC by Vertro and Inuvo misstates and omits material information necessary for Vertro shareholders to make an informed vote regarding the Proposed Merger.

67.         First, the PPS highlights in a “Summary” section that one of the Board’s reasons for adopting the merger agreement and recommending the Proposed Merger was that the Merger consideration to be received by Vertro stockholders [purported to be $2.70 in value] represented a large implied premium over the average closing prices of Vertro’s common stock for the 1-, 30-, 60-, and 90-day periods prior to the announcement of the Proposed Merger on October 17, 2011.

68.         However, the Board’s analysis was materially incomplete and superficial because the Proposed Merger’s implied premium over Vertro’s market price disappeared almost immediately following the announcement of the Proposed Merger. As of November 29, 2011, Vertro’s stock traded at $1.35, more than 16% below the Company’s $1.61 stock price as a stand-alone company on October 14, 2011.

69.         Moreover, Inuvo’s stock collapsed following the October 17, 2011 announcement, wiping out most of the premium to Vertro’s stock price prior to the Proposed Merger announcement. As of November 29, 2011, Inuvo stock traded at $1.03 per share. Based upon the 1.546 exchange, the value of the Proposed Merger consideration has dropped to $1.59, a 41% decline in the value of the Proposed Merger consideration from October 17, 2011.

70.         Further, the PPS buried at page 144 the fact that Inuvo’s deteriorating revenue and liquidity issues resulted from problems that its largest customer, Yahoo!, had encountered in attempting to combine its search engine with Microsoft’s Bing search engine.

71.         The PPS also failed to disclose the fact that Yahoo! was exploring a sale, which raises uncertainty about Inuvo’s relationship with Yahoo! following the expiration of its contract.

72.         The PPS was also materially incomplete in failing to provide Inuvo’s track record of acquisitions during the past five years and the resulting write-downs of goodwill, so that Vertro shareholders could properly assess Inuvo’s ability to successfully integrate corporate acquisitions and generate synergies and cost savings.

73.         The PPS was materially incomplete in failing to compile and aggregate in a single table all of the financial benefits certain Vertro executives will receive upon completion of the Proposed Merger, and the amount of dilution to Vertro stockholders that would occur if all stock options were exercised and all restricted stock units vested.

Disclosures Concerning Party A

74.         The PPS is materially incomplete in failing to provide sufficient detail to permit shareholders to ascertain whether Party A’s offers were viable and superior to the Proposed Merger. These facts include the identity of Party A; the components of its offers; the history of Party A’s negotiations with Vertro and its representatives; the facts discussed at Board meetings regarding how the business of Party A might complement Vertro; its purported inability to finance an acquisition; the Board’s concerns about one of the principals of Party A; and the details of the meeting of Party A with Corrao in Toronto, Canada and London, England, in March and April 2011, respectively, as well as the meetings on September 18 and 19, 2011.

AGC and the Purported Sales Process

75.         The PPS fails to identify the four investment banks that made presentations to the Board on March 28 and 29, 2011, or adequately describe the nature and content of the presentations. Absent such information, shareholders are unable to independently evaluate the Board’s decision to permit AGC to manage corporate development opportunities.

76.         The PPS fails to provide sufficient information regarding the nature and content of the June, 2011 discussions between Vertro management and AGC regarding the proposed process for pursuing a sale of the Company. Furthermore, the PPS provides no information regarding what the process or plan was ultimately implemented or how potential strategic partners or buyers were determined.

77.         The PPS fails to adequately describe the update on the sales process the Board received during the “informal” teleconferences on July 6 and 20, August 3 and 4, and September 14, 2011, including who provided the update and the nature and content of the update.

78.         The PPS omits material information sufficient to permit shareholders to determine the substance of the contacts with “over 180 potential partners,” as well as their identities, and the reasons for not contacting other well-known potential bidders. The PPS also fails to identify the three “interested parties” in addition to Inuvo with sufficient detail to permit shareholders to ascertain the validity of those parties’ overtures to the Company.

79.         The PPS fails to adequately describe the discussions at the October 11, 2011 Board meeting concerning “strategic alternatives.”

80.         The PPS also fails to disclose Vertro’s management’s “tail analysis” in its discussion of the liquidation valuation.

Dealings with Inuvo

81.         The PPS fails to provide sufficient information regarding the nature and content of the June 8, 2011 discussion between Corrao and Inuvo’s CEO, or the July 6 and 20, 2011 updates provided to the Board.

82.         The PPS reports that the Board held a meeting on July 31, 2011 in which Inuvo’s non-binding letter of intent to acquire Vertro was considered, yet the PPS fails to state when such letter was received by the Company and if any discussion regarding the proposed compensation took place and if so what was the nature and content of the discussion.

83.         The PPS fails to adequately describe the update on negotiations with Inuvo that the Board received during the “informal” teleconference on October 5, 2011, including who provided the update and the nature and content of the update.

84.         The PPS fails to describe how the exchange ratio of Inuvo stock for Vertro stock was determined.

85.         The PPS reports that the compensation committee of the Board directed Vertro management to negotiate management’s employment agreements with Inuvo and that the agreements needed to be attached to the merger agreement. However, the PPS fails to provide material information necessary for shareholders to determine who was involved in the negotiations and what safeguards existed, if any, to protect the interest Vertro shareholders from being compromised by Vertro’s management team.

The Fairness Opinion

86.         The AGC Fairness Opinion is misleading in that it makes it appear that Vertro is more valuable when combined with Inuvo than it is as a stand-alone company. However, this conclusion is undermined rather than substantiated by the Fairness Opinion.

87.         For example, in AGC’s “Historical Price and Exchange Ratio Analysis,” AGC supposedly reviewed the reported prices for Vertro common stock and Inuvo common stock as of various dates and over various periods between June 9, 2011 and October 14, 2011, which was the last trading date prior to the parties’ entering into the Merger Agreement. AGC noted that based on the closing price of Inuvo common stock of $1.75 per share on October 14, 2011, the implied value of the Proposed Merger pursuant to the 1.546 shares of Inuvo common stock to be paid for each share of Vertro common stock was $2.70 per share of Inuvo common stock, which is referred to as the per-share value. AGC then compared the average closing price of Vertro common stock for the 1, 30, 60 and 90 trading day periods ended October 14, 2011 with the per-share value. This analysis indicated an implied per share equity value range of $1.50 to $1.80, as compared to the per-share value of $2.70.

88.         However, the $2.70-per-share deal value is an illusory number that is dependent on the value of Inuvo stock, which has plummeted from the day that the Proposed Merger was announced. As the market evaluated the precarious financial condition and prospects of Inuvo, its stock price has significantly declined to a price of $1.03 as of November 29, 2011. This represents a 41% decline since the October 17, 2011 announcement of the Proposed Merger. Thus, far from trading at a premium while linked to Inuvo, instead, Vertro has traded well below the average closing prices during the 90-day trading period used by AGC’s Historical Price and Exchange Ratio Analysis to justify the fairness of the Proposed Merger. Under these circumstances, if Vertro became unhinged from Inuvo (which is currently trading at $1.03 per share), it is likely that Vertro would trade at higher prices, reflecting the Company’s higher stand-alone value.

89.         For purposes of its Fairness Opinion, AGC also undertook a “Precedent Merger of Equals Analysis.” This analysis, which appears to utilize entirely non-comparable transactions, purportedly yielded an “implied per share equity value range of $1.75 to $2.05.” However, this analysis is seriously flawed and meaningless, as it utilizes mega-billion transactions such as Ticketmaster/Live-Nation; XM-Satellite/Sirius; and Lucent/Alcatel. Not only were these transactions incomparable to the Proposed Merger in size, they are also transactions involving companies that are not in the same line of businesses as Vertro and Inuvo, and some of them are out of date.

90.         The PPS is materially incomplete in failing to explain why AGC believes that the aforementioned transactions were any way comparable to the Proposed Merger.

91.         Moreover, even under AGC’s flawed analysis, Vertro’s implied equity value of $1.75 to $2.05 is above Vertro’s implied current per-share value of $1.59 based upon Inuvo’s stock price at November 29, 2011.

92.         The Discounted Cash Flow Analysis (“DCF”) underlying AGC’s Fairness Opinion is also materially incomplete. The following is a description of AGC’s DCF from the PPS:

Discounted Cash Flow Analysis

America’s Growth Capital performed a discounted cash flow analysis to calculate the estimated present value of the standalone, free cash flows that Vertro could generate during Vertro’s calendar years 2012 through 2016 using (a) the base case for Vertro on a stand alone basis and (b) the base case for the combined company on a pro forma basis, taking into account projected synergies as estimated by Vertro’s management team. Estimated terminal values for Vertro were calculated by applying terminal value multiples of 3.3x to 4.3x and 5.0x to 6.0x to the stand alone and combined calendar year 2016 estimated EBITDA, respectively. The cash flows and terminal values were then discounted to present value using discount rates ranging from 14% to 24% and 13% to 17% for the standalone and combined scenarios, respectively. This analysis indicated implied per share equity value ranges for Vertro of approximately $2.45 to $3.60 for the standalone scenario as compared to the per-share value of $2.70. The combined scenarios analysis indicated a range of implied per share equity value range for Vertro of $3.70 to $4.80, resulting in an incremental value of $1.20 to $1.25 per share of Vertro common stock versus the standalone scenario.

93.         Among other things, the description of the DCF in the PPS fails to describe the metrics utilized by AGC in determining Vertro’s weighted average cost of capital for purposes of arriving at the utilized discount rates.

94.         Further, as discussed above, given Inuvo’s deteriorating stock performance since the time of the announcement of the Proposed Merger, it is highly unlikely that the Proposed Merger will result “in an incremental value of $1.20-$1.25 per share of Vertro common stock versus the standalone scenario of $2.45 to $3.60.”

95.         The PPS also fails to disclose AGC’s prior work for Vertro and Inuvo, and the fees it received for that work.

CLASS ACTION ALLEGATIONS

96.         Plaintiffs bring this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

97.         This action is properly maintainable as a class action.

98.         The Class is so numerous that joinder of all members is impracticable. As of November 7, 2011, there were in excess of 7.1 million shares of Vertro common stock outstanding, owned by hundreds, if not thousands, of shareholders.

99.         There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)           Whether the Individual Defendants have breached their fiduciary and other common law duties of undivided loyalty, independence or due care with respect to Plaintiffs and the members of the Class in connection with the Proposed Merger;

(b)           Whether the Individual Defendants have breached any of their fiduciary duties to Plaintiffs and the other members of the Class in connection with the Proposed Merger, including the duties of good faith, loyalty and fair dealing;

(c)           Whether the Proposed Merger is unfair and inadequate; and

(d)           Whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants, as alleged herein.

100.       Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs will fairly and adequately represent the Class.

101.       Defendants have acted in a manner which affects Plaintiffs and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

102.       The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

COUNT I

Claim For Breaches Of Fiduciary Duties
Against The Individual Defendants

103.       Plaintiffs repeat each allegation as if set forth herein.

104.       The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Vertro. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiffs and other members of the Class of the value of their investment in Vertro.

105.       The Individual Defendants have violated their fiduciary duties by agreeing to the Merger Agreement to the detriment of plaintiffs and the Company’s public shareholders. By agreeing to the Proposed Merger, the Individual Defendants have deprived plaintiffs and members of the proposed Class of the fair value of their investment in Vertro.

106.       The Merger Agreement was not approved by a majority of disinterested and independent directors, or considered by a disinterested special committee.

107.       As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a)           they have failed to properly value the Company;

(b)           they have conducted a flawed sale process that failed to obtain the highest value available for Vertro’s public shareholders;

(c)           they have agreed to a Proposed Merger that favors senior management and continuing directors while diluting the public shareholders’ ownership;

(d)           they have agreed to terms in the Merger Agreement that favor Inuvo and deter alternative bids; and

(e)           they have made material misrepresentations and omissions in the PPS.

108.       Unless the termination fee and other deal protections are removed, and full disclosure is made to Vertro shareholders, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger, which will deprive the Class of its fair proportionate share of Vertro’s valuable assets and businesses to the irreparable harm of the Class.

109.       Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

For Aiding And Abetting Breaches Of Fiduciary Duties
Against Inuvo And Anhinga

110.       Plaintiffs reallege each allegation as if set forth herein.

111.       Defendants Inuvo and Anhinga, by reason of their status as parties to the Merger Agreement and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

112.       Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Inuvo and Anhinga who, therefore, have aided and abetted such breaches in the proposed sale of Vertro to Inuvo.

113.       As a result of the unlawful actions of defendants Inuvo and Anhinga, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive their fair proportionate share of the value of Vertro’s assets and business. Unless the actions of Defendants Inuvo and Anhinga are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

114.       Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief, in Plaintiffs’ favor and in favor of the Class and against Defendants, as follows:

(a)           Declaring that this action is maintainable as a class action, and certifying Plaintiffs as the Class Representatives and their counsel as Class Counsel;

(b)           Preliminarily enjoining Defendants and all those in concert with them from consummating the Proposed Merger on the terms currently proposed, and unless and until a full and fair disclosure of all material facts is prominently presented to Vertro’s shareholders in the proxy materials;

(c)           Setting aside the excessive termination fee and other deal protections described in 62-65 above;

(d)           In the event that the Proposed Merger is consummated, rescinding it, or in lieu of rescission, awarding Plaintiff and the Class rescissory damages;

(e)           Directing Defendants to account to Plaintiffs and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct, as alleged herein;

(f)           Awarding Plaintiffs and the Class the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

(g)           Granting such other and further equitable relief as this Court may deem just and proper.

Dated: December 1, 2011

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 North Market Street, Suite 1401
Wilmington, DE 19899-1070
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

U. Seth Ottensoser
Joseph R. Beige
Joseph R. Seidman
BERNSTEIN LIEBHARD LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414

Stephen Lowey
David C. Harrison
Sung-Min Lee
LOWEY DANNENBERG COHEN & HART, P.C.
1 North Broadway, Suite 509
White Plains, NY 10601-2310
(914) 997-0500

CERTIFICATE OF SERVICE

I, Carmella P. Keener, hereby certify that on this 1st day of December, 2011, I caused:

1.           Plaintiffs’ Amended Class Action Complaint;

2.           Verification and Affidavit of Plaintiff Globis Capital Partners LP (by Paul Packer);

3.           Verification and Affidavit of Aram Fuchs (for Plaintiff Fertilemind Capital Fund I, L.P.); and

4.           this Certificate of Service

to be served via LexisNexis File & Serve on the following:

Catherine G. Dearlove, Esquire
Blake Rohrbacher, Esquire
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
Wilmington, DE 19801

/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)